N E W S R E L E A S E

September 7, 2010

Nevsun Hires VP Business Development and Investor Relations

Nevsun Resources Ltd. (TSX:NSU / NYSE Amex:NSU) is pleased to announce it has added Scott Trebilcock to its senior management team as VP Business Development and Investor Relations.

Scott is a process engineer and MBA with 14 years of industry and consulting experience, working with Nautilus Minerals in Toronto, PRTM management consultants in Boston, Noranda in both Toronto and Philadelphia and Hatch Associates in Toronto, with significant international experience throughout.  His combination of technical background and strong relationship building skills will add further strength to the Nevsun management team.

Scott will be initially focused on the transition of Nevsun from mine developer to a mid tier producer. Nevsun expects its Bisha project in Eritrea will be in commercial production during Q1 2011, producing at an annualized rate of over 400,000 ounces of gold per year, with industry low operating costs of less than $250 per ounce. The resulting cash flow will be a company changer as well as a significant benefit to the State of Eritrea as it develops its mineral industry.

Scott commences his work with Nevsun on September 15, 2010 and will be re-locating from Toronto to Nevsun’s head office in Vancouver. Scott can be reached via email at strebilcock@nevsun.com or by phone through the Nevsun head office at +1 604 623 4700.

We welcome Scott to the Nevsun team.

Forward Looking Statements: The above contains forward-looking statements concerning development progress, planned mine output and project economics.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T.Davis” Cliff T. Davis President & Chief Executive Officer NSU 10-14.doc	For further information, Contact:Kin CommunicationsTel: 604 684 6730Toll free 1 866 684 6730Email: ir@kincommunications.com Website: www.nevsun.com